By Facsimile and Via U.S. Mail

Mark N. Lampert
Biotechnology Value Fund, L.P.
1 Sansome Street, 31st Floor
San Francisco, CA 94104

Re: Avigen, Inc. ("Avigen" or "the Company")
**   Preliminary Proxy Statement on Schedule 14A**
**   Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")**
**   File No. 000-28272**

Dear Mr. Lampert:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that your proxy statement indicates that the nominees for director are independent based on "Securities and Exchange Commission and Nasdaq Stock Market rules on board independence." Please provide your basis for this conclusion in light of your disclosure that each of the nominees are "significant stockholders" beneficially owning 29.6% of the company's outstanding common stock. In addition, where your nominees will be the only members of the board of directors, please advise us as to how you intend to meet the audit committee independence standards under Section 10A of the Exchange Act. Please note that revision to your proxy statement may be necessary under the disclosure requirements of Item 7(c) of Schedule 14A and corresponding Item 407(a) of Regulation S-K.

Closing Information

       Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

       Please direct any questions to Bryan Pitko at (202) 551-3203 or to me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

Cc: Adam Finerman, Esq.
       Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
       Park Avenue Tower
       65 East 55th Street
       New York, NY 10022